United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 30, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

March 30, 2026

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	March 30, 2026

March 30, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that from 23 March 2026 up to and including 27 March 2026 it purchased a total of: (i) 250,000 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 249,779 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

Date	Aggregate number of ordinary shares purchased	Highest price paid (per ordinary share)	Lowest price paid (per ordinary share)	Volume weighted average price	Trading venue
23 March 2026	50,000	USD 94.5200	USD 92.3300	USD 93.5289	US Trading Venues
23 March 2026	20,700	GBP 70.8000	GBP 69.1000	GBP 69.8223	London Stock Exchange
23 March 2026	4,500	GBP 70.6000	GBP 69.1000	GBP 69.8546	CBOE Europe Limited (CXE)
23 March 2026	24,800	GBP 70.8000	GBP 69.1000	GBP 70.1168	CBOE Europe Limited (BXE)
24 March 2026	50,000	USD 93.5100	USD 92.1800	USD 92.8920	US Trading Venues
24 March 2026	53,000	GBP 69.9000	GBP 68.9000	GBP 69.6046	London Stock Exchange
24 March 2026	4,800	GBP 69.9000	GBP 69.1000	GBP 69.5345	CXE
24 March 2026	11,979	GBP 69.9000	GBP 68.9000	GBP 69.5318	BXE
25 March 2026	50,000	USD 93.7900	USD 92.2800	USD 93.2555	US Trading Venues
25 March 2026	42,000	GBP 70.1000	GBP 69.1000	GBP 69.7037	London Stock Exchange

25 March 2026	3,000	GBP 70.0000	GBP 69.3000	GBP 69.6384	CXE
26 March 2026	50,000	USD 94.5900	USD 92.6850	USD 93.5639	US Trading Venues
26 March 2026	42,000	GBP 70.8000	GBP 69.5000	GBP 70.1463	London Stock Exchange
26 March 2026	3,000	GBP 70.7000	GBP 69.7000	GBP 70.0839	CXE
27 March 2026	50,000	USD 93.2500	USD 91.6100	USD 92.5853	US Trading Venues
27 March 2026	37,000	GBP 70.1000	GBP 69.4000	GBP 69.7653	London Stock Exchange
27 March 2026	3,000	GBP 70.0000	GBP 69.4000	GBP 69.7287	CXE

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

https://www.rns-pdf.londonstockexchange.com/rns/6735Y_1-2026-3-30.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 30, 2026	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary